PURAMED BIOSCIENCE INC.
1326 SCHOFIELD AVENUE
SCHOFIELD, WI 54476

August 12, 2011

Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:         Puramed Bioscience Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed August 1, 2011
File No. 333-167399

Dear Mr. Riedler:

Puramed Bioscience Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Post-Effective Amendment so that it may become effective at 12:00 p.m., Eastern Daylight Time, August 12, 2011, or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Matthew C. Carroll at (732) 395-4404.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

PURAMED BIOSCIENCE INC.

By:	/s/ Jim Higgins
Name: Jim Higgins
Title: Chief Financial Officer